Exhibit 99.2

LITHIUM AMERICAS CORP.

Voting Results for Annual General Meeting of Shareholders of Lithium Americas Corp.
(the “Company”) held on June 21, 2022 (the “Meeting”)

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

			Outcome of Vote	Votes For	Votes Against

1.	Setting the number of directors of the Company at nine (9)		Carried	42,054,406 (98.86%)	483,077 (1.14%)

2.	The election of the following directors:		Outcome of Vote	Votes For	Votes Withheld

	(a)	George Ireland	Carried	41,671,914 (97.97%)	865,570 (2.03%)
	(b)	Fabiana Chubbs	Carried	41,461,079 (97.47%)	1,076,405 (2.53%)
	(c)	Kelvin Dushnisky	Carried	41,135,680 (96.70%)	1,401,805 (3.30%)
	(d)	Jonathan Evans	Carried	41,957,067 (98.64%)	580,417 (1.36%)
	(e)	Dr. Yuan Gao	Carried	37,881,520 (89.05%)	4,655,965 (10.95%)
	(f)	John Kanellitsas	Carried	41,088,159 (96.59%)	1,449,326 (3.41%)
	(g)	Jinhee Magie	Carried	41,332,972 (97.17%)	1,204,512 (2.83%)
	(h)	Franco Mignacco	Carried	41,238,860 (96.95%)	1,298,625 (3.05%)
	(i)	Xiaoshen Wang	Carried	37,188,584 (87.43%)	5,348,901 (12.57%)

			Outcome of Vote	Votes For	Votes Withheld

3.	Appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration		Carried	72,728,305 (99.24%)	558,305 (0.76%)

			Outcome of Vote	Votes For	Votes Against

4.	Pass a non-binding advisory vote on the Company’s approach to executive compensation		Carried	40,915,602 (96.19%)	1,621,882 (3.81%)

The vote on all matters was conducted by online ballot at the virtual meeting (and accordingly, the above totals represent proxies cast; no shareholders voted shares online at the virtual meeting). All directors were elected to serve as directors until the Company’s next annual meeting of shareholders.